

December 22, 2010

Vince M. Guest
Chief Executive Officer and President
Universal Bioenergy, Inc.
19800 Mac Arthur Boulevard, Suite 300
Irvine, California 92612

**Re:** **Universal Bioenergy, Inc.**
**Form 10-K for Fiscal Year Ended December 31, 2009**
**Filed August 12, 2010**
**File No. 333-123465**

Dear Mr. Guest:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 8. Financial Statements, page 26

Consolidated Balance Sheets, page F-1

1.      We note from your disclosure in the consolidated statements of cash flows that advances are payable to affiliates. Please tell us the nature of the affiliate relationships and the terms and manner of settlement of the advances. In addition, please tell us your consideration of disclosing the nature of the affiliate relationships and the terms and manner of settlement of the advances in the notes to financial statements pursuant to the disclosure guidance in ASC 850-10-50.

Notes to Financial Statements, page F-5

Note 5 – Equity, page F-10

Issuance of preferred shares, page F-12

2.      Please tell us the rights and privileges of the Series A and Series B preferred stock, including dividend and liquidation preferences and redemption terms, if any.  In addition, please refer to paragraphs 50-3 through 50-5 of ASC 505-10-50 and tell us what consideration you gave to disclosing the pertinent rights and privileges, dividend and liquidation preferences and redemption terms of the Series A and Series B preferred stock.

3.      Please tell us whether you entered into an agreement with the purchasers of the preferred stock and/or filed a certificate of designation or amendment to your certificate of incorporation setting forth the pertinent rights and privileges of the preferred stock.  If so, please tell us why the conversion terms are subject to mutual agreement among the parties.  If not, please provide us with your legal analysis as to why you believe you are not required under Nevada law to amend your certificate of incorporation and file a certificate of designation with the Secretary of State of Nevada.  Please also tell us whether there are any adverse legal consequences to not filing a certificate of designation and the basis for your present disclosures regarding the rights and privileges of the preferred stock throughout the document.

Note 8 – Convertible Debenture, page F-14

4.      We note your disclosure that you are accounting for the embedded conversion features as derivative liabilities, which seems to be consistent with your accounting policy for derivative liabilities in Note 3 on page F-8.  Please tell us how the fair value and the changes in the fair value of the embedded derivative instruments are reflected in your financial statements.  Please also tell us the provisions in the contracts that require liability accounting and the specific guidance in ASC 470 and/or ASC 815 that supports your accounting.

5.      We note that the convertible debenture units have a term of three years.  As such, please tell us why the convertible debenture obligation is classified as a current liability in the consolidated balance sheets.

6.      Please tell us how you are accounting for the 30% annual stock dividend payable to debenture holders and the basis in GAAP for your accounting treatment.

Note 9 – Note Payable Affiliates, page F-16

7.      Please tell us whether the note payable to affiliate represents the note that was converted to common stock as disclosed in supplemental cash flow information in the statements of cash flows.  If so, please tell us when the note was issued and how the proceeds or other consideration are reflected in the statements of cash flows.  If not, please tell us how the note was settled and how the settlement is presented in the statements of cash flows.

Note 11 – Commitments and Contingencies, page F-17

8.      Please tell us whether the signing bonus referred to in the first paragraph was recognized as a liability in 2008.  If so, please tell us how the liability is characterized in the financial statements for each year presented.  If not, please tell us how you accounted for the signing bonus and the basis in GAAP for your accounting.  In addition, since the signing bonus obligation was converted to a note in 2009, please tell us why the non-cash financing transaction is not presented in supplemental cash flow information in the statements of cash flows.  Finally, please tell us how the note obligation is classified in the consolidated balance sheet at December 31, 2009.

Note 12 – Related Party Transactions, page F-18

9.      Please tell us how you are accounting for the signing and incentive bonuses disclosed in the second, third, fourth and fifth paragraphs and the basis in GAAP for your accounting treatment.  Please also tell us the terms of the anti-dilution provisions contained in the employment agreements and the impact, if any, on your accounting for the stock-based awards citing relevant GAAP literature.

10.     Please tell us whether the note conversion transaction disclosed in the second paragraph on page F-19 is the same transaction disclosed in the first paragraph on page 16.  If so, please tell us why the disclosures related to the transaction date, stock trading price and the amount recognized as consulting expense are different.  If not, please tell us how each transaction is presented in the statements of changes in stockholders' equity.

Item 9A.  Controls and Procedures Disclosures Controls and Procedures, page 27

11.     We note your disclosure that your principal executive officer and principal financial officer originally concluded that your disclosure controls and procedures were effective as of December 31, 2009.  We also note your disclosure that your chief executive officer has concluded that your disclosure controls and procedures may not be effective as of April 14, 2010 due to possible material weaknesses in your internal control over financial reporting.  Finally, we note that you are in the process of evaluating the internal controls and procedures to ensure that internal controls and procedures satisfy the criteria set forth by COSO and that your independent registered public accounting firm identified certain

significant internal control deficiencies that you considered to be, in the aggregate, a material weakness. Please tell us the following:

- how your principal executive officer and principal financial officer evaluated and assessed whether your disclosure controls and procedures were effective as of the end of the year;

- how your principal executive officer and principal financial officer were originally able to conclude that your disclosure controls and procedures were effective as of the end of year in light of the material weakness;

- whether your principal executive officer and principal financial officer ultimately concluded that your disclosure controls and procedures were effective or ineffective as of the end of the year, and the basis for their conclusions;

- whether you implemented any changes in internal control over financial reporting to mitigate the significant weakness during the fourth quarter which should be disclosed in the report;

- whether you subsequently implemented any changes in internal control over financial reporting to mitigate the significant weakness which should be disclosed in a subsequent filing on Form 10-Q; and

- how your principal executive officer and principal financial officer were able to conclude that your internal control over financial reporting was effective at the end of the year in light of the material weakness and your disclosure that you are in the process of evaluating the internal controls and procedures to ensure that internal controls and procedures satisfy the criteria set forth by COSO and the significant internal control deficiencies identified by your independent registered public accounting firm that you consider to be, in the aggregate, a material weakness.

Signatures, page 38

12.    The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors. Any person who occupies more than one of the positions specified shall indicate each capacity in which he signs the report. Refer to general instruction D(2) and the signature section of Form 10-K and confirm to us that Mr. Guest should also sign the report in the capacity as your controller or principal accounting officer.

Form 10-Q for Fiscal Quarter Ended June 30, 2010

13.     Please refer to ASC 505-10-50-2 and tell us your consideration of disclosing the changes in the separate accounts comprising shareholders' equity in a separate statement or in the notes to financial statements.

Condensed Consolidated Statement of Cash Flows, page 5

14.     Please refer to ASC 230-10-45-28 and tell us why you reconcile net loss attributable to Universal rather than net loss to net cash flow from operating activities. Please also tell us the basis in GAAP for classifying net loss attributable to noncontrolling interest as a cash inflow from investing activities.

15.     Please tell us why the change in accounts receivable-gas sales contracts and accounts payable-gas purchase contracts differ from the change in the related balance sheet captions.

Notes to Condensed Consolidated Financial Statements, page 6

Note 4 – Summary of Significant Accounting Policies, page 7

Principle of Consolidation, page 8

16.     Please tell us the facts and circumstances that support your conclusion that you have a controlling financial interest in NDR because of your 49% financial interest and the additional 2% financial interest held by an entity owned by your officers. Specifically reference and discuss in detail the guidance in ASC 810 that supports consolidation.

Note 6 – Equity, page 12

17.     Please tell us how you accounted for the shares of common stock granted to the consultant in connection with the acquisition of NDR Energy and the basis in GAAP for your accounting.

Common Stock Issued, page 12

18.     Please tell us how you accounted for the extinguishment of the employment contract disclosed in the first paragraph and the basis in GAAP for your accounting. Please specifically address whether you recognized a gain or loss and how you computed the amount of any such gain or loss.

Note 7 – Property and Equipment, page 14

19.   Please tell us the nature of equipment acquired during the current year and why you have
      not recognized any depreciation on the acquired assets.

Note 11 – Acquisition, page 18

Additional Summary of the Purchase Agreement, page 19

20.   Please tell us the following with respect to your acquisition of the interest in NDR
      Energy:

      •   how you determined the acquisition-date fair value of the common stock issued in the
          exchange;

      •   whether there were any pre-existing relationships between the parties to the
          transaction;

      •   the actual effective date of the transaction and how you determined the effective date;

      •   the terms of the loan to NDR;

      •   how you accounted for the loan to NDR and why the loan is not reflected in the
          condensed consolidated balance sheet;

      •   why you did not file the financial statements required by Rule 8-04 of Regulation S-X
          and the related pro forma financial information required by Rule 8-05 of Regulation
          S-X;

      •   why you did not file the schedules referred to in the Member Interest Purchase
          Agreement;

      •   how you accounted for the stock bonus shares issued to Messrs. Craven, Guest and
          Solomon and the basis in GAAP for your accounting treatment;

      •   why you included the shares of your common stock exchanged by Varlos Energy
          Holdings LLC for its 2% interest in NDR Energy as part of the consideration
          reflected in your purchase price allocation;

      •   how you determined the fair value of the noncontrolling interest at the acquisition
          date and the valuation technique(s) and significant inputs used to measure the fair
          value of the noncontrolling interest;

- whether NDR had any assets and liabilities other than its client list and how you
  determined the fair value of the client list;

- how you account for the noncontrolling interest and the basis in GAAP for your
  accounting; and

- what consideration you gave to providing each of the disclosures required by ASC
  805-10-50, 805-20-50 and 805-30-50 to the extent applicable to your facts and
  circumstances.

Note 13 – Subsequent Events, page 22

21.   Please tell us how you accounted for the shares of common stock granted to Don deLuna
      for services rendered in connection with the acquisition of NDR Energy and the basis in
      GAAP for your accounting.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Recent Developments, page 24

22.   Please tell us the status of the acquisitions of Roblex and Norcor.

Results of Operations, page 30

23.   Please tell us how stock-based compensation disclosed in the second paragraph of your
      analysis of current operations is presented in the condensed consolidated statements of
      cash flows.

Item 4.  Controls and Procedures, page 32

Evaluation of Disclosure Controls and Procedures, page 32

24.   We note your statement in the first paragraph that a controls system cannot provide
      absolute assurance that the objectives of the controls system are met, and no evaluation of
      controls can provide absolute assurance that all control issues and instances of fraud, if
      any, within a company have been detected.  Please tell us whether your disclosure
      controls and procedures were designed to provide reasonable assurance that the controls
      and procedures will meet their objectives.  If so, you should disclose that fact and revise
      the conclusions of your chief executive and chief financial officers to state, if true, that
      your disclosure controls and procedures are effective at the "reasonable assurance" level.
      In any event, you should remove the disclosure referred to above.  Please revise your
      disclosure as appropriate.  For guidance, please refer to Part II.F.4 of Final Rule:

Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Reports, Release No. 33-8238.

b) Changes in Internal Control Over Financial Reporting, page 33

25.     Please tell us how the concerns disclosed in the last two paragraphs affect the conclusions of your chief executive and chief financial officers regarding the effectiveness of your disclosure controls and procedures. Please also tell us whether you made any changes in internal control over financial reporting during the quarter to remediate the concerns. In any event, we believe you should clearly describe any material weaknesses in internal control over financial reporting and efforts taken to remediate the weaknesses, and revise your disclosures accordingly. Please advise or revise.

Exhibits 31.1 and 31.2

26.     Please remove the officer's title from the introductory paragraph of the certifications. Please also revise paragraph 4.d. to include the parenthetical language in the certification set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief